Exhibit 99.1

Logistic Properties of the Americas Announces Third Quarter 2026 Earnings Results

Total Revenue Increases 19.3% YoY as LPA Advances Its Capital-Light Strategy

SAN JOSÉ, Costa Rica, November 10, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or “the Company”) announced today its unaudited consolidated financial results for the third quarter ended September 30, 2026 (“third-quarter 2026” or “3Q26”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are between the financial results for the three months ended September 30, 2026 and September 30, 2025 (“YoY”) and stated in U.S. dollars unless otherwise noted.

LPA is a leading developer, owner, acquirer and manager of institutional-quality logistics and industrial real estate in the Americas, with an internally managed, vertically integrated platform operating across the region.

3Q26 Financial and Operating Highlights

•Total revenue increased 19.3% to $15.4 million in 3Q26. Rental revenue increased 26.1% to $15.3 million, led by growth of 45.1% in Peru and 45.7% in Colombia. Mexico contributed $0.5 million of rental revenue from the two Puebla properties acquired in August 2025. Total revenue growth was partly offset by the absence of approximately $0.7 million of non-recurring development fees recognized in 3Q25.

•Net Operating Income (“NOI”) increased 21.1% to $12.6 million. Higher rental revenue more than offset a 54.6% increase in investment property operating expenses to $2.8 million, which primarily reflects higher costs in Peru, Colombia and Costa Rica.

•Operating GLA increased 2.7% to 5.7 million square feet across 32 operating properties, compared with 5.6 million square feet across 33 properties at September 30, 2025. Stabilized occupancy was 100.0%, compared to 97.9% in third-quarter 2025. Average annual rent per square foot increased 10.6% to $9.00.

•General and administrative expenses increased 3.5% to $4.7 million. These expenses represented 30.3% of total revenue, compared with 34.9% in 3Q25.

•For the nine months ended September 30, 2026, total revenue increased 22.2% to $44.5 million. NOI increased 25.4% to $36.9 million.

CEO Commentary

Our strong third quarter results reflect the continued contributions of new properties we have delivered and leased across the region. Total revenue increased 19.3% to $15.4 million, while rental revenue grew 26.1%. NOI maintained its strong growth momentum, increasing 21.1% to $12.6 million.

Peru and Colombia again led LPA’s rental revenue growth, with increases of 45.1% and 45.7%, respectively. The persistent structural scarcity of Class A logistics facilities continues driving higher market rates that we continue capturing through lease renewals, re-leasing of space, and new tenants. Our Costa Rica platform also benefited from higher rental rates, while our Puebla, Mexico properties contributed a full quarter of revenue.

Although property operating costs increased significantly in the quarter, mainly as new facilities within LPA’s Callao park ramped up, that operational scaling contributed a proportionally larger increase in rental revenue and drove operating leverage. Our stabilized portfolio remained fully occupied for the fourth consecutive quarter, while 91.8% of LPA’s approximately 440,685-square-foot development portfolio is leased.

During the quarter, we advanced our capital reallocation strategy, with the closing of the $145 million transaction of our Lima Sur park. Since then, we have announced agreements to sell our Aurora park in Costa Rica and our Calle 80 park in Colombia for $6.7 million and $152 million, respectively. The core objective of the strategy is to establish a new value lever by creating a self-funding growth engine that sells certain mature assets and then reallocates the capital toward investing in new, higher returning ones, directing most of this additional investment capacity toward expansion in Mexico. At the same time, we will continue to operate and invest in high-growth areas of LPA’s foundational markets where the structural supply of institutional logistics facilities like ours is limited and barriers to entry are high.

Any assets that we divest will remain an integral part of LPA’s multi-market platform, and we will manage and operate them in exchange for annual fees. For example, we continue to manage and operate the Lima Sur park, which FIBRA Prime legally acquired. A similar arrangement is in place for the Calle 80 park, where we will also retain serviced land for future development, under the transaction agreement that we have with Bancolombia. These arrangements preserve our local operating presence and maintain the extensive regional scope of LPA’s platform as we strategically change how we fund the next phase of growth to generate higher risk-adjusted returns on capital. In addition, future growth investments will be made in partnership with institutional partners, enabling a capital-light approach.

The planned Panamericana Sur park illustrates our capital reallocation strategy. As we announced in October, we will redeploy some of the capital raised through the sale of our Lima Sur park by co-investing with a consortium of institutional investors to develop this approximately $85 million logistics park. Through this investment, we will own an approximately 11% equity stake while controlling and consolidating the project, including overseeing its development, leasing and future operations. This arrangement enables us to execute a large development program with minimal equity capital, while participating in the park’s economics and earning recurring management fees to manage and operate it.

In conclusion, our other near-term priorities are to complete the pending Aurora and Calle 80 transactions, and then deploy the capital into carefully underwritten opportunities, mainly in targeted high-growth sub-markets of Mexico, with an initial focus on purchasing stabilized assets within the strategically located Central Park 57 property. As an internally managed real estate company, we will carefully pace expansion in Mexico to leasing demand and project readiness, recognizing that new investments take time to contribute rental income. Our aim is to strategically rebalance and build a substantially broader regional operating platform, increase the efficiency of LPA’s capital, and translate expansion into significant and durable earnings growth for our fellow shareholders.

Esteban Saldarriaga
Chief Executive Officer

Subsequent Events

Parque Logístico Calle 80: On October 5, 2026, LPA announced an agreement to sell five stabilized buildings in Colombia to Bancolombia for COP 500 billion or approximately $152 million based on the COP 3,300 per U.S. dollar exchange rate disclosed in that announcement. Closing is expected in the fourth quarter of 2026, subject to customary conditions. LPA expects approximately $70 million of net after-tax distributable proceeds. Upon closing, LPA will retain within the park serviced land that has approximately 1.08 million square feet of buildable area and will earn an annual management fee equal to 1.5% of rental revenue.

Parque Logístico Panamericana Sur (“PPS”): On October 22, 2026, LPA announced the planned development of PPS, a four-building park in Lurín, Peru, with approximately 1.1 million square feet of planned GLA. Its approximately $85 million total investment by LPA and a consortium of three local investors is expected to be deployed over three years. LPA expects to own approximately 11% of the park’s equity and will control and consolidate the project. Earthworks and access-road construction are underway, with vertical construction expected to begin in the first quarter of 2027.

Real Estate Portfolio

	As of September 30, 2026	As of December 31, 2025	As of September 30, 2025
Number of operating real estate properties	32	34	33
Operating GLA (sq. ft)	5,699,629	5,804,261	5,550,277
Leased area (sq. ft)	6,104,309	5,992,995	5,863,430
Number of tenants	57	58	57
Average rent per square foot	$9.00	$8.65	$8.14
Weighted average remaining lease term	4.2 years	4.9 years	4.7 years
Stabilized occupancy rate (% of GLA)	100.0%	100.0%	97.9%
Operating GLA covers stabilized properties. Leased area includes development pre-leases and may exceed operating GLA. September 2026 tenant count, average annual net effective rent and GLA-weighted remaining lease term reflect occupied leases. The September portfolio includes Parque Lima Sur ("PLS") and excludes Aurora; Aurora is excluded because it was held for sale as of September 30, 2026, and PPS is excluded because it was announced after quarter-end.

Financial Performance
Revenues
(Amounts expressed in thousands dollars, unless otherwise noted)

	For the three months ended September 30,
	2026	2025	% Chg.
Rental revenue
Costa Rica	$6,279	$6,029	4.2%
Colombia	3,545	2,433	45.7%
Peru	5,059	3,487	45.1%
Mexico	459	222	107.4%
Unallocated revenue	34	714	(95.3)%
Total revenue	$15,376	$12,885	19.3%
Investment Property Operating Expenses
(Amounts expressed in thousands dollars, unless otherwise noted)

	For the three months ended September 30,
	2026	2025	% Chg.
Investment property operating expense
Costa Rica	$(1,008)	$(830)	21.5%
Colombia	(563)	(300)	87.5%
Peru	(1,169)	(647)	80.7%
Mexico	(23)	(10)	121.8%
Total investment property operating expense	$(2,763)	$(1,787)	54.6%
Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management's Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
3Q26 Earnings Conference Call

When: Wednesday, November 11, 2026, 9:00 a.m. Eastern Time/8:00 a.m. Central Time

Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: +1 (833) 461 5787 (US Toll-Free), +1 (585) 542 9983 (US/International Toll)

Conference ID: 229873190

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/229873190. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.

Webcast: https://events.q4inc.com/attendee/229873190

A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to sustain its growth through strong client relationships, local market insight, and the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2026, LPA’s operating and development portfolio comprised 32 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 567,109 square meters (or approximately 6.1 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.
Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contact:
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com
Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com